UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Third Quarter Results 2019

Azul Reports Third Quarter Results

Operating income increased 31% YoY to R$559 million, yielding a margin of 18.5%

São Paulo, November 7th, 2019 – Azul S.A., “Azul” (B3:AZUL4, NYSE:AZUL), the largest airline in Brazil by number of cities and departures, announces today its results for the third quarter of 2019 (“3Q19”). The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS).

Financial and Operating Highlights for 3Q19

▪	Net revenue reached a record R$3.0 billion, up 25.5% year over year.
▪	Operating income increased 31.4% to R$559.3 million, representing a margin of 18.5%.
▪	EBITDA rose 24% to R$935.8 million, representing a margin of 30.9%.
▪	Net income excluding the non-cash impact of foreign currency fluctuation totaled R$441.4 million, 56.7% higher than in 3Q18.

Financial results (R$ million)	3Q19[1]	3Q18	% ∆	9M19[1]	9M18[1]	% ∆
Operating revenues	3,030.7	2,415.7	25.5%	8,190.4	6,601.9	24.1%
Operating income	559.3	425.7	31.4%	1,234.7	999.1	23.6%
Operating margin	18.5%	17.6%	+0.8 p.p.	15.1%	15.1%	-0.1 p.p.
EBITDA	935.8	752.1	24.4%	2,393.2	1,943.9	23.1%
EBITDA margin	30.9%	31.1%	-0.3 p.p.	29.2%	29.4%	-0.2 p.p.
Net income adjusted for foreign currency exchange	441.4	281.6	56.7%	814.7	855.0	-4.7%
Adjusted EPS[2]	1.28	0.82	56.9%	2.37	2.48	-4.5%
Adjusted EPADR[2]	0.92	0.61	50.9%	1.71	1.86	-8.2%

1 Adjusted for the non-recurrent aircraft sale book loss of R$15.9 million incurred in 3Q19 and R$226.3 million incurred in 2Q18.

2 EPS and EPDR adjusted for foreign currency exchange. One ADR equals three preferred shares (PNs).

▪	Passenger traffic (RPK) increased 27.1% over a capacity increase of 26.1%, resulting in a load factor of 84.3%, 0.6 percentage points higher than in 3Q18.
▪	RASK increased 1.7% in 3Q19 on a stage-length adjusted basis.
▪	Total CASK decreased 1.5%. Excluding the impact of the end of the payroll tax relief, CASK would have decreased 4.0%.
▪	Total liquidity position was R$4.4 billion, up R$249.6 million, representing 41% of last twelve months’ revenue. Azul also generated R$187 million in free cash flow during the quarter.
▪	Net debt to EBITDA leverage was 3.3x. Excluding the five aircraft received during the quarter, leverage would had been 3.0x.
▪	Azul’s fleet in service totaled 133 aircraft, including 33 next-generation aircraft, representing 45% of total capacity during the quarter.
▪	Azul Cargo recorded a 42% year-over-year increase in revenue.
▪	TudoAzul recorded a 40% year-over-year increase in gross billings ex-Azul.

Third Quarter Results 2019

Management Comments

Thanks to the dedication of our crewmembers, we delivered another set of strong results in 3Q19. Total revenue grew an impressive 25% year over year reaching R$3.0 billion, while operating margin expanded to 18.5%, maintaining our position as one of the most profitable airlines in the world. This strong growth performance was driven by our industry-leading operations and the successful execution of our fleet transformation strategy.

Passenger demand during the quarter grew 27% year over year, outpacing capacity and leading to a record load factor of 84.3%. We expect this revenue growth trend to continue as we further benefit from our fleet transformation and the robust demand environment in Brazil.

During the quarter, we maintained our focus on cost reduction by continuing to add more fuel-efficient aircraft to our fleet and pursuing savings initiatives, resulting in a CASK reduction of 1.5% year over year. Excluding the impact of the payroll tax which became effective earlier this year, CASK would have fallen 4.0%.

At the end of the quarter, we had 33 next-generation aircraft in operation representing 45% of total capacity. Our first Embraer E2 was delivered in September, and its performance is exceeding our expectations. The E2 is 14% more efficient on a trip-cost basis than the previous model and comes with 18 additional seats. Going forward we continue to expect consistent CASK reductions as we add more E2s and A320neos to our fleet replacing older generation aircraft. We have made great progress on our effort to accelerate our fleet transformation and have signed a memorandum of understanding to sublease up to 32 E1s to an airline.

Cargo revenue grew 42% during the quarter mostly driven by the growth in e-commerce revenue. In August, we signed a commercial agreement with Mercado Libre, Latin America’s largest e-commerce player, becoming their exclusive provider of air-shipping services for purchases made in Brazil. Through this partnership, Mercado Libre will be able to reduce its delivery time by accessing more than 3,700 municipalities nationwide with the support of our extensive network. E-commerce represented almost 20% of Azul’s cargo revenue in 3Q19, up from 9% in the same period last year. In addition to the growth in e-commerce, we are also growing our corporate customer base, reaching a domestic cargo market share of 22%, the second highest in Brazil.

Our loyalty program TudoAzul ended the quarter with almost 12 million members. Gross billings ex-Azul grew 40%, with the majority of this increase coming from sales to banking partners and directly to members.

Our cash position continues to be the strongest in the region totaling R$4.4 billion, up R$249.6 million, representing 41% of last twelve months’ revenue. Free cash flow generation totaled R$187 million, reflecting our commitment to sustainable growth and building long-term value.

We are also excited with our investment in TAP as it continues to make progress on its own fleet transformation plan. The recent consolidation news in Europe further reinforce the value of our investment given TAP’s strategic location and leadership position between Europe and Brazil. In addition, today we have submitted for shareholders’ approval a proposal for a joint venture with TAP, which we believe will be revenue accretive for both carriers in the coming years.

We are very proud of our strong corporate culture and social footprint. Once again in October, we conducted our largest breast cancer awareness campaign in Azul’s history, reaching more than eight million people and 12,000 crewmembers. In September, we launched a new campaign dubbed “Brazil dreams big”, highlighting aviation’s role in fostering business development across the country. Find out more at https://www.voeazul.com.br/en/brazil-dreams-big. In addition, we have just been awarded best airline and best loyalty program in Brazil for the third year in a row by readers of Melhores Destinos, the largest discount travel site in the country, and by Época Negócios Reclame Aqui.

Finally, I would like to thank our shareholders for their continued support.  We will work to keep your confidence and expect to continue making progress on growing our business profitably.

Third Quarter Results 2019

John Rodgerson, CEO of Azul S.A.

Consolidated Financial Results

The following revised income statement and operating data should be read in conjunction with the quarterly results comments presented below. Prior periods have been restated to reflect adoption of the new IFRS 16 accounting standards.

Income statement (R$ million)	3Q19[1]	3Q18	% ∆	9M19[1]	9M18[1]	% ∆

OPERATING REVENUES
Passenger	2,887.9	2,312.0	24.9%	7,809.9	6,329.6	23.4%
Cargo and other revenues	142.9	103.7	37.8%	380.5	272.3	39.7%
Total operating revenues	3,030.7	2,415.7	25.5%	8,190.4	6,601.9	24.1%

OPERATING EXPENSES
Aircraft fuel	811.3	737.2	10.1%	2,254.1	1,877.5	20.1%
Salaries, wages and benefits	483.5	369.9	30.7%	1,366.2	1,058.4	29.1%
Depreciation and amortization	376.6	326.4	15.4%	1,158.5	944.8	22.6%
Landing fees	193.2	157.2	22.9%	530.6	443.2	19.7%
Traffic and customer servicing	128.5	104.8	22.6%	347.4	295.6	17.5%
Sales and marketing	120.4	100.1	20.3%	320.8	262.1	22.4%
Maintenance materials and repairs	82.5	54.9	50.3%	211.4	217.1	-2.6%
Other rent	21.7	15.6	39.1%	57.4	34.8	65.1%
Other operating expenses	253.7	123.9	104.8%	709.3	469.4	51.1%
Total operating expenses	2,471.5	1,990.0	24.2%	6,955.7	5,602.7	24.1%
Operating income	559.3	425.7	31.4%	1,234.7	999.1	23.6%
Operating Margin	18.5%	17.6%	+0.8 p.p.	15.1%	15.1%	-0.1 p.p.

FINANCIAL RESULT
Financial income	20.1	18.5	8.8%	59.0	58.6	0.7%
Financial expenses	(304.5)	(271.1)	12.3%	(870.1)	(752.9)	15.6%
Derivative financial instruments	135.3	36.9	266.9%	303.7	350.5	-13.4%
Foreign currency exchange, net	(879.4)	(329.4)	167.0%	(769.5)	(1,521.8)	-49.4%
Result from related party transactions, net	24.8	101.7	-75.6%	(26.2)	293.9	n.a.
Income before income taxes	(444.3)	(17.6)		(68.3)	(572.7)
Income tax and social contribution	(0.2)	(1.5)	-83.4%	(1.9)	(2.5)	-25.0%
Deferred income tax	6.6	(28.7)	n.a.	115.4	(91.6)	n.a.
Net income	(438.0)	(47.8)		45.2	(666.8)
Net margin	-14.5%	-2.0%		0.6%	-10.1%

Adjusted net income	441.4	281.6		814.7	855.0
Adjusted net margin	14.6%	11.7%		9.9%	13.0%

Fully diluted shares	344.5	344.8	-0.1%	343.6	344.4	-0.2%
Diluted EPS	(1.27)	(0.14)	800.7%	0.13	(1.98)	n.a.
Diluted EPADR	(0.91)	(0.11)	764.3%	0.09	(1.48)	n.a.
Adjusted EPS[2]	1.28	0.82	56.9%	2.37	2.48	-4.5%
Adjusted EPADR[2]	0.92	0.61	50.1%	1.71	1.86	-8.1%

1 Adjusted for the non-recurrent aircraft sale book loss of R$15.9 million incurred in 3Q19 and R$226.3 million incurred in 2Q18.

2 EPS and EPADR adjusted for foreign currency exchange.

Third Quarter Results 2019

Operating Data	3Q19	3Q18	% ∆	9M19	9M18	% ∆

ASKs (million)	9,713	7,701	26.1%	26,182	21,928	19.4%
Domestic	7,430	5,748	29.3%	20,089	16,396	22.5%
International	2,283	1,953	16.9%	6,093	5,531	10.2%
RPKs (million)	8,192	6,447	27.1%	21,861	17,994	21.5%
Domestic	6,194	4,740	30.7%	16,635	13,188	26.1%
International	1,998	1,707	17.0%	5,226	4,806	8.7%
Load factor (%)	84.3%	83.7%	+0.6 p.p.	83.5%	82.1%	+1.4 p.p.
Domestic	83.4%	82.5%	+0.9 p.p.	82.8%	80.4%	+2.4 p.p.
International	87.5%	87.4%	+0.1 p.p.	85.8%	86.9%	-1.1 p.p.

Average fare (R$)	391.5	379.9	3.1%	384.8	367.8	4.6%
Revenue passengers (thousands)	7,377	6,086	21.2%	20,296	17,207	18.0%
Block hours	130,240	112,790	15.5%	367,864	324,297	13.4%
Aircraft utilization (hours per day)	11.7	11.6	1.0%	11.3	11.2	1.0%
Departures	77,487	67,526	14.8%	217,873	196,464	10.9%
Average stage length (km)	1,070	1,023	4.5%	1,044	1,007	3.7%
End of period operating aircraft	133	120	10.8%	133	120	10.8%
Average operating fleet	127	119	7.4%	125	118	5.8%
Fuel consumption (thousands of liters)	319,428	267,557	19.4%	885,004	772,903	14.5%
Employees	12,392	11,347	9.2%	12,392	11,347	9.2%
End of period employees per aircraft	93	95	-1.5%	93	95	-1.5%

Yield per passenger kilometer (cents)	35.25	35.86	-1.7%	35.73	35.18	1.6%
RASK (cents)	31.20	31.37	-0.5%	31.28	30.11	3.9%
PRASK (cents)	29.73	30.02	-1.0%	29.83	28.87	3.3%
CASK (cents) [1]	25.44	25.84	-1.5%	26.57	25.55	4.0%
CASK ex-fuel (cents) [1]	17.09	16.27	5.1%	17.96	16.99	5.7%
Fuel cost per liter	2.54	2.76	-7.8%	2.55	2.43	4.9%
Break-even load factor (%)	68.8%	69.0%	-0.2 p.p.	70.9%	69.6%	+1.3 p.p.

Average exchange rate	3.97	3.96	0.4%	3.89	3.60	7.9%
End of period exchange rate	4.16	4.00	4.0%	4.16	4.00	4.0%
Inflation (IPCA - LTM)	2.89%	4.53%	-1.6 p.p.	2.89%	4.53%	-1.6 p.p.
WTI (average per barrel, US$)	56.44	69.43	-18.7%	57.89	66.74	-13.3%
Heating Oil (US$)	189.47	214.37	-11.6%	193.83	206.79	-6.3%

1 Adjusted for the non-recurrent aircraft sale book loss of R$15.9 million incurred in 3Q19 and R$226.3 million incurred in 2Q18.

Operating Revenue

In 3Q19, Azul recorded an operating revenue of R$3.0 billion, 25.5% higher than the same period last year, due to a 24.9% increase in passenger revenue and a 37.8% increase in cargo and other revenue.

Passenger traffic (RPK) increased 27.1% on a capacity growth of 26.1%, representing a load factor of 84.3%, 0.6 percentage points higher than 3Q18.

Cargo and other revenue increased 37.8% or R$39.2 million, mainly due to a 42% increase in cargo revenue. Additionally, our average stage length increased 4.5% in 3Q19 compared to the same period last year. Adjusting for this effect, RASK increased 1.7% year over year.

Third Quarter Results 2019

R$ cents	3Q19[1]	3Q18	% ∆	9M19[1]	9M18[1]	% ∆
Operating revenue per ASK
Passenger revenue	29.73	30.02	-1.0%	29.83	28.87	3.3%
Cargo and other revenues	1.47	1.35	9.2%	1.45	1.24	17.0%
Operating revenue (RASK)	31.20	31.37	-0.5%	31.28	30.11	3.9%
Operating expenses per ASK
Aircraft fuel	8.35	9.57	-12.8%	8.61	8.56	0.6%
Salaries, wages and benefits	4.98	4.80	3.6%	5.22	4.83	8.1%
Depreciation and amortization	3.88	4.24	-8.5%	4.42	4.31	2.7%
Landing fees	1.99	2.04	-2.6%	2.03	2.02	0.3%
Traffic and customer servicing	1.32	1.36	-2.8%	1.33	1.35	-1.6%
Sales and marketing	1.24	1.30	-4.7%	1.23	1.20	2.5%
Maintenance materials and repairs	0.85	0.71	19.1%	0.81	0.99	-18.4%
Other rent	0.22	0.20	10.3%	0.22	0.16	38.3%
Other operating expenses	2.61	1.61	62.4%	2.71	2.14	26.6%
Total operating expenses (CASK)	25.44	25.84	-1.5%	26.57	25.55	4.0%
Operating income per ASK (RASK - CASK)	5.76	5.53	4.2%	4.72	4.56	3.5%

1 Adjusted for the non-recurrent aircraft sale book loss of R$15.9 million incurred in 3Q19 and R$226.3 million incurred in 2Q18.

Operating Expenses

Operating expenses totaled R$2.5 billion, representing an increase of 24.2% over 3Q18. Cost per ASK (CASK) decreased 1.5% to 25.44 cents mainly due to (i) the 26.1% increase in ASKs, (ii) the 7.8% reduction in fuel prices, and (iii) the addition of more fuel-efficient aircraft to our fleet. Unit cost reduction was partially offset by the end of a 20% payroll tax relief effective January 2019. Excluding the effect of the end of the payroll tax relief, CASK would have decreased 4.0%.

The breakdown of our operating expenses is as follows:

▪

Aircraft fuel increased 10.1% year over year to R$811.3 million mostly due to a 15.5% increase in the number of block hours partially offset by the introduction of more fuel-efficient aircraft to our fleet and the 7.8% reduction in fuel price per liter. On a per-ASK basis, aircraft fuel decreased 12.8%.

▪

Salaries, wages and benefits grew 30.7% or R$113.6 million year over year, mainly due to our growth and the end of the payroll tax relief since January 2019. Excluding the effect of the payroll tax relief of R$63 million, salaries per ASK would have decreased 9.9%

▪

Depreciation and amortization grew 15.4% or R$50.2 million, mainly due to a net addition of 13 aircraft to the fleet over the last twelve months ended September 30, 2019 and an increase in the capitalization of heavy maintenance checks. On a per-ASK basis, depreciation and amortization decreased 8.5%.

▪	Landing fees expenses increased 22.9% or R$36.0 million in 3Q19 compared to 3Q18, mostly due to the 26.1% increase in ASKs. Landing fees per ASK decreased 2.6%.
▪

Traffic and customer servicing expenses increased 22.6% or R$23.7 million in 3Q19, mostly due to a 21.2% growth in the number of passengers transported year over year. On a per-ASK basis, traffic and customer servicing expenses decreased 2.8%.

▪

Sales and marketing increased 20.3% or R$20.3 million, mostly due to the 24.9% increase in passenger revenues leading to an increase in credit card fees and commissions. On a per-ASK basis, sales and marketing decreased 4.7%.

▪

Maintenance materials and repairs increased 50.3% or R$27.6 million, mostly due to a higher number of maintenance events related to our growth and an increase in maintenance repair and overhaul fee rates. Maintenance materials and repairs per ASK increased 19.1%.

Third Quarter Results 2019

▪

Other operating expensesincreased R$129.8 million  compared to 3Q18  mainly due to (i) the reversal of provisions made in 3Q18, (ii) an increase of revenue-driven IT expenses, crewmembers accommodations and cargo last mile cost, and (iii) an increase in flight contingencies. On a per-ASK basis, other operating expenses increased 62.4% compared to 3Q18 and decreased 7.9% compared to 2Q19.

Non-Operating Results

Net financial results (R$ million)	3Q19	3Q18	% ∆	9M19	9M18	% ∆

Financial income	20.1	18.5	8.8%	59.0	58.6	0.7%
Financial expenses	(304.5)	(271.1)	12.3%	(870.1)	(752.9)	15.6%
Derivative financial instruments	135.3	36.9	266.9%	303.7	350.5	-13.4%
Foreign currency exchange, net	(879.4)	(329.4)	167.0%	(769.5)	(1,521.8)	-49.4%
Net financial results	(1,028.4)	(545.0)	88.7%	(1,276.9)	(1,865.7)	-31.6%

Financial expenses increased 12.3% or R$33.4 million mainly due to an increase of lease interest payments as a result of the net addition of 13 new aircraft to our balance sheet over the last twelve months.

Derivative financial instruments resulted in a net gain of R$135.3 million in 3Q19 mostly due to currency and interest rate hedges in connection with the issuance of an unsecured U.S. dollar bond.

As of September 30, 2019, Azul had locked in fuel contracts for approximately 40% for the next twelve months’ consumption through derivative financial instruments and fixed price contracts with our main supplier.

Foreign currency exchange, net. Azul recorded a non-cash foreign currency loss of R$879.4 million, primarily due to the 8.7% end of period depreciation of the Brazilian real from June 30, 2019 to September 30, 2019 resulting in an increase in loans denominated in foreign currency. Our unsecured US dollar bond is fully hedged and, therefore, any foreign currency variation associated with these loans are offset by a change in derivative financial instruments.

Results from related parties transactions, net.  In 3Q19, we recorded a gain of R$24.8 million, mostly due to the end of period depreciation of the real leading to an increase of our investment in TAP, which is denominated in euros. Azul currently owns directly and indirectly 47.3% of TAP’s economic value, consisting of a 6.1% direct equity investment and a convertible bond equivalent to 41.25% of the equity value of the Portuguese carrier.

Liquidity and Financing

Azul closed the quarter with R$4.4 billion in cash, cash equivalents, short-term and long-term investments, and receivables, R$249.6 million higher than in 3Q18, representing 41% of its last twelve months’ revenue. The company has no restricted cash and also held security deposits and maintenance reserves totaling R$1.6 billion as of September 30, 2019, which are not included in its cash position.

Liquidity (R$ million)	3Q19	3Q18	% ∆	2Q19	% ∆
Cash[1]	2,943.3	2,777.0	6.0%	2,806.9	4.9%
Accounts receivable	1,424.1	1,340.8	6.2%	1,405.4	1.3%
Total Liquidity	4,367.4	4,117.8	6.1%	4,212.3	3.7%
Liquidity as % of LTM adjusted revenues	41.0%	47.0%	-6.0 p.p.	42.0%	-1.0 p.p.

1 Includes cash and cash equivalents and short-term and long-term investments.

Third Quarter Results 2019

Total debt adjusted for currency hedges increased 17.5% to R$13.3 billion compared to September 30, 2018, mostly due to the 4.0% end-of period depreciation of the real and the net addition of 13 new aircraft under operating leases during the period.

Azul’s leverage ratio measured as net debt to EBITDA was 3.3x. Excluding the debt related to the five aircraft received in 3Q19, which did not generate EBITDA for the full quarter, leverage would have been 3.0x. As of September 30, 2019, Azul’s average debt maturity excluding lease liabilities was 3.7 years with an average interest rate of 5.8%. Local and dollar-denominated obligations average interest rate was 5.8% and 5.7%, respectively. Additionally, considering currency swap agreements, 100% of the Company’s non-aircraft debt was denominated in Brazilian reais at the end of the quarter.

Loans and financing (R$ million)[1]	3Q19	3Q18	% ∆	2Q19	% ∆

Operating lease liabilities	9,529.2	7,978.8	19.4%	8,487.9	12.3%
Finance lease liabilities	1,059.6	1,223.0	-13.4%	1,096.9	-3.4%
Sublease receivables	(309.2)	(391.8)	-21.1%	(302.9)	2.1%
Other aircraft loans and financing	836.7	306.2	173.2%	663.9	26.0%

Loans and financing	2,558.6	2,427.7	5.4%	2,387.3	7.2%
Currency hedges	(394.1)	(240.5)	63.9%	(219.1)	79.9%
% of non-aircraft debt in local currency	100%	99%	+0.9 p.p.	100%	+0.0 p.p.

Gross debt	13,280.6	11,303.4	17.5%	12,113.9	9.6%
Short term	1,656.4	1,455.1	13.8%	1,447.5	14.4%
Long term	11,624.3	9,848.3	18.0%	10,666.4	9.0%

1 Considers the effect of hedges on debt, net of aircraft sublease receivables.

The table below presents additional information related to our leases as of September 30, 2019:

(R$ million)	3Q19	2Q19	% ∆

Operating leases
Payments	484.4	444.1	9.1%
Weighted average remaining lease term	5.2	5.3	-1.6%
Weighted average discount rate	8.6%	8.7%	-0.1 p.p.

Finance leases
Payments	102.6	53.9	90.4%
Weighted average remaining lease term	4.7	5.3	-9.6%
Weighted average discount rate	7.3%	7.3%	+0.0 p.p.

Azul’s key financial ratios and debt maturity are presented below:

Key financial ratios (R$ million)	3Q19	3Q18	% ∆	2Q19	% ∆

Cash[1]	2,943.3	2,777.0	6.0%	2,806.9	4.9%
Gross debt	13,280.6	11,303.4	17.5%	12,113.9	9.6%
Net debt	10,337.3	8,526.4	21.2%	9,307.0	11.1%
Net debt / EBITDA (LTM)	3.3	3.3	0.4%	3.1	4.6%

1 Includes cash and cash equivalents and short-term and long-term investments.

Third Quarter Results 2019

* Adjusted for currency swaps.

Fleet and Capital Expenditures

As of September 30, 2019, Azul had a total operating fleet of 133 aircraft with an average age of 6.0 years. The Company’s contractual fleet totaled 153 aircraft, of which 19 were under finance leases and 134 under operating leases. The 20 aircraft not included in our operating fleet consisted of 15 aircraft subleased to TAP, four aircraft being prepared to exit the fleet and one E2 in process of entering service.

Total Contractual Fleet

Aircraft	Number of seats	3Q19	3Q18	% ∆	2Q19	% ∆
A330	242-271	8	7	14.3%	7	14.3%
A330neo	298	1	-	n.a.	1	0.0%
A320neo	174	32	17	88.2%	29	10.3%
E-Jets	106-118	70	72	-2.8%	72	-2.8%
E195-E2	136	1	-	n.a.	-	n.a.
ATRs	70	39	43	-9.3%	40	-2.5%
B737 Freighter	-	2	1	100.0%	2	0.0%
Total[1]		153	140	9.3%	151	1.3%
Aircraft under operating leases		134	120	11.7%	131	2.3%

1 Includes aircraft subleased to TAP.

Third Quarter Results 2019

Total Operating Fleet

Aircraft	Number of seats	3Q19	3Q18	% ∆	2Q19	% ∆
A330	242-271	8	7	14.3%	7	14.3%
A330neo	298	1	-	n.a.	1	0.0%
A320neo	174	32	17	88.2%	28	14.3%
E-Jets	106-118	57	63	-9.5%	59	-3.4%
ATRs	70	33	33	0.0%	33	0.0%
B737 Freighter	-	2	-	n.a.	2	0.0%
Total		133	120	10.8%	130	2.3%

Capex

Cash capital expenditures totaled R$279.1 million in 3Q19, mostly due to the acquisition of spare parts and the capitalization of engine overhaul events, partially offset by resources received from the finance engine maintenance credit facility closed with Overseas Private Investment Corporation (OPIC).

(R$ million)	3Q19	3Q18	% ∆	9M19	9M18	% ∆
Aircraft related	162.6	122.8	32.4%	508.1	429.5	18.3%
Maintenance and checks	133.0	194.5	-31.6%	394.4	348.9	13.1%
Pre-delivery payments	2.6	-	n.a.	21.5	-	n.a.
Other	66.9	- 18.1	n.a.	175.0	38.8	351.5%
Engine maintenance credit facility (OPIC)	(26.7)	-	n.a.	(135.1)	-	n.a.
Acquisition of property and equipment	338.5	299.2	13.1%	964.0	817.1	18.0%
Net proceeds from sale of property and equipment	(59.4)	(164.5)	-63.9%	(59.4)	(363.2)	-83.6%
Net CAPEX	279.1	134.7	107.1%	904.7	453.9	99.3%

Third Quarter Results 2019

Environmental, Social and Governance (“ESG”) Responsibility

The table below presents Azul’s key ESG information, according to the Sustainability Accounting Standards Board (SASB) standard for the airline industry.

ESG KEY INDICATORS	9M19	9M18	% ∆
Environmental

Fuel
Total fuel consumed per ASK (GJ / ASK, million)	1,269.8	1,325.1	-4.2%
Total fuel consumed (GJ x 1000)	33,245	29,057	14.4%
Fleet
Average age of operating fleet	6.0	5.9	2.2%
Social

Labor Relations
Employee gender: (%) male	57.7	57.8	-0.3%
(%) female	42.3	42.2	0.4%
Employee monthly turnover (%)	1.6	1.1	45.5%
% of employee covered under collective bargaining agreements	100	100	0.0%
Number and duration of strikes and lockout (# days)	0	0	n.a.
Volunteers	2,094	1,607	30.3%
Customer & Company Behavior
Amount of legal and regulatory fines and settlements associated with anti-competitive practices	0	0	n.a.
Safety
Number of accidents	0	0	n.a.
Number of governmental enforcement actions and aviation safety	0	0	n.a.
Governance

Management
Independent directors (%)	81.8	81.8	0.0%
Percent of board members that are women	9.1	9.1	0.0%
Board of directors average age	57.0	56.0	1.8%
Director meeting attendance (%)	88.6	82.2	7.9%
Board size	11	11	0.0%
Participation of woman in leadership positions (%)	41.4	42.6	-2.8%

Third Quarter Results 2019

Conference Call Details

Thursday, November 7th, 2019

1:00 p.m. (EST) | 3:00 p.m. (Brasília time)

USA: +1 412 717-9627

Brazil: +55 11 3181-8565 or +55 11 4210-1803

Verbal Code: Azul

Webcast: www.voeazul.com.br/ir

Replay:

+55 11 3193-1012 or +55 11 2820-4012

Code: 8622178#

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 910 daily flights to 114 destinations. With an operating fleet of 133 aircraft and more than 12,000 crewmembers, the Company has a network of 237 non-stop routes as of September 30, 2019. In 2019, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and also best regional carrier in South America for the ninth consecutive time by Skytrax. In 2018, the Company was elected best airline by Kayak’s Flight Hacker Guide. Azul also ranked as most on-time airline in Brazil in 2018 according to FlightStats. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

Third Quarter Results 2019

Balance Sheet – IFRS (Unaudited)

(R$ million)	September 30, 2019	September 30, 2018	June 30, 2019
Assets	18,608.7	15,524.2	17,736.0
Current assets	4,055.8	3,649.7	3,888.6
Cash and cash equivalents	1,522.1	893.7	1,213.0
Short-term investments	41.1	667.6	261.8
Trade and other receivables	1,424.1	1,340.8	1,405.4
Sublease receivables	84.8	72.1	43.3
Inventories	263.9	198.4	229.7
Taxes recoverable	359.9	257.7	369.8
Derivative financial instruments	114.8	41.6	90.4
Prepaid expenses	97.5	81.4	122.8
Other current assets	147.7	96.5	152.5
Non-current assets	14,552.9	11,874.5	13,847.4
Long-term investments	1,380.2	1,215.7	1,332.2
Sublease receivables	224.4	319.8	259.7
Security deposits and maintenance reserves	1,627.8	1,597.9	1,477.8
Derivative financial instruments	750.5	516.3	596.9
Prepaid expenses	5.9	20.0	6.8
Other non-current assets	549.7	237.2	490.4
Right of use assets - leased aircraft and other assets	5,812.8	4,675.5	5,707.3
Right of use assets - maintenance of leased aircraft	772.7	601.1	771.6
Property and equipment	2,378.2	1,693.1	2,158.6
Intangible assets	1,050.8	998.0	1,046.2
Liabilities and equity	18,608.7	15,524.2	17,736.0
Current liabilities	6,062.0	5,089.0	5,735.1
Loans and financing	273.6	256.7	227.3
Current maturities of lease liabilities	1,493.0	1,293.6	1,279.5
Accounts payable	1,593.0	1,305.6	1,420.2
Air traffic liability	1,962.9	1,646.7	2,113.1
Salaries, wages and benefits	382.9	301.2	332.8
Insurance premiums payable	1.4	0.1	9.7
Taxes payable	33.0	33.5	29.5
Federal tax installment payment program	9.7	9.7	9.7
Derivative financial instruments	129.3	55.9	74.5
Other current liabilities	183.1	186.1	238.9
Non-current liabilities	13,191.5	11,524.4	12,089.3
Loans and financing	3,121.7	2,477.3	2,823.9
Long-term obligations under lease liabilities	9,095.7	7,908.2	8,305.3
Derivative financial instruments	302.6	381.9	231.3
Deferred income taxes	262.5	213.2	254.3
Federal tax installment payment program	88.4	98.1	90.8
Provision for tax, civil and labor risk	87.2	85.9	87.9
Other non-current liabilities	233.4	359.7	295.8
Equity	(644.8)	(1,089.2)	(88.4)
Issued capital	2,240.6	2,205.2	2,236.6
Capital reserve	1,921.9	1,900.0	1,927.6
Treasury shares	(8.1)	(9.4)	(13.7)
Accumulated other comprehensive income (loss)	(217.3)	(225.2)	(110.8)
Accumulated losses	(4,581.9)	(4,959.7)	(4,128.1)

Third Quarter Results 2019

Cash Flow Statement – IFRS (Unaudited)

(R$ million)	3Q19	3Q18	% ∆	9M19	9M18	% ∆

Cash flows from operating activities
Income for the period	(453.8)	(47.8)	850.1%	29.4	(893.1)	n.a.
Total non-cash adjustments	1,190.8	963.6	23.6%	2,411.9	3,764.2	-35.9%
Total working capital adjustments	214.9	(123.5)	n.a.	(39.2)	(1,201.2)	n.a.
Net cash flows provided by operations	951.9	792.4	20.1%	2,402.0	1,669.9	43.8%
Income tax and social contribution paid	(0.9)	-	n.a.	(1.6)	-	n.a.
Interest paid	(214.3)	(190.5)	12.5%	(697.5)	(594.7)	17.3%
Net cash provided by operating activities	736.7	601.9	22.4%	1,702.9	1,075.2	58.4%

Cash flows from investing activities
Short-term investment	222.6	63.3	251.4%	482.0	391.1	23.3%
Long-term investment	-	-	n.a.	(96.2)	-	n.a.
Restricted investments	-	0.6	n.a.	-	5.6	n.a.
Cash received on sale of property and equipment	59.4	164.5	-63.9%	59.4	363.2	-83.6%
Loan granted to third parties	-	-	n.a.	(51.0)	-	n.a.
Acquisition of intangible	(22.0)	(38.3)	-42.4%	(78.8)	(72.2)	9.2%
Acquisition of property and equipment	(338.5)	(299.2)	13.1%	(964.0)	(817.1)	18.0%
Net cash (used) provided by investing activities	(78.6)	(109.1)	-28.0%	(648.6)	(129.4)	401.1%

Cash flows from financing activities
Loans
Proceeds	115.8	-	n.a.	407.8	98.9	312.2%
Repayment	(28.3)	(211.9)	-86.7%	(82.4)	(705.6)	-88.3%
Debentures
Proceeds	-	-	n.a.	-	500.0	n.a.
Repayment	-	(40.1)	n.a.	(40.1)	(123.7)	-67.6%
Repayment lease debt	(397.0)	(300.3)	32.2%	(991.5)	(782.9)	26.6%
Capital increase	4.0	0.3	1339.2%	32.6	31.2	4.6%
Treasury shares	(2.0)	-	n.a.	(5.2)	(11.0)	-53.1%
Loan to shareholder	-	76.9	-100.0%	-	76.9	-100.0%
Sales and leaseback	1.4	-	n.a.	16.3	11.9	36.9%
Net cash (used) provided by financing activities	(306.1)	(475.1)	-35.6%	(662.5)	(904.4)	-26.7%

Exchange gain and (losses) on cash and cash equivalents	(42.9)	27.0	n.a.	(38.8)	90.0	n.a.

Increase (decrease) in cash and cash equivalents	309.1	44.7	591.2%	352.9	131.4	168.7%

Cash and cash equivalents at the beginning of the period	1,213.0	849.0	42.9%	1,169.1	762.3	53.4%
Cash and cash equivalents at the end of the period	1,522.1	893.7	70.3%	1,522.1	893.7	70.3%

Third Quarter Results 2019

Glossary

Aircraft Utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Completion Factor

Percentage of accomplished flights.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)

Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDA

Earnings before interest, taxes, depreciation, and amortization.

Load Factor

Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)

Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight.

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield

Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer, or cents per RPK.

Third Quarter Results 2019

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.  In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this press release, we present EBITDA, which is a non-IFRS performance measure and is not a financial performance measure determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    November 7, 2019

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer